John A. Burgess
+1 617 526 6418(t)
+1 617 526 5000(f)
john.burgess@wilmerhale.com
February 5, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng, Esq.

Re:	SS&C Technologies Holdings, Inc. Registration Statement on Form S-1 Filed December 28, 2009 File No. 333-164043
Ladies and Gentlemen:
     On behalf of SS&C Technologies Holdings, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 1 is being filed in response to comments contained in a letter dated January 22, 2010 from Maryse Mills-Apenteng, Special Counsel, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to William C. Stone, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company or its wholly owned subsidiary, SS&C Technologies, Inc. (“SS&C”). The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1. The Company respectfully requests that, upon completion of its review of the supplemental materials provided under separate cover, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to Rebecca Chang, WilmerHale, 399 Park Avenue, New York, NY 10022.
     As requested by the Staff, the Company has authorized us to represent on their behalf that, in the event the Company requests acceleration of the effective date of the Registration Statement:
     • should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing    Berlin    Boston    Brussels    Frankfurt    London    Los Angeles    New York    Oxford    Palo Alto    Waltham    Washington

Maryse Mills-Apenteng
February 5, 2010

     • the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     • the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company and the managing underwriters of the offering contemplated by the Registration Statement have also authorized us to represent on their behalf that they may make an oral request for acceleration of the effective date of the Registration Statement and, with respect to either a written or an oral request for acceleration of the effective date of the Registration Statement, they are aware of their respective obligations under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as they relate to the proposed public offering of the securities specified in the Registration Statement.
     On behalf of the Company, we advise you as follows:
General
1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise additional issues.
Response:	The Company acknowledges that the Staff may have additional comments after the Company provides the price range, the size of the offering and all other required information in an amendment to the Registration Statement.
2.	We note the inclusion of your company logo on the outside front cover page of the prospectus. Please supplementally provide us with copies of any other graphical materials or artwork you intend to use in your prospectus.
Response:	If the Company determines to include any other graphics in the prospectus, the Company will promptly provide such additional information to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments regarding any such additional information.

Maryse Mills-Apenteng
February 5, 2010

3.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.
Response:	The Company acknowledges that it will provide the Staff with confirmation from FINRA regarding its review of the proposed underwriting arrangements.
Prospectus Summary, page 1
Overview, page 1
4.	Please provide support for your statements on pages 1 and 43 that you are a “leading provider” of software products and software-enabled services for the financial services industry and any other similar statements in your prospectus.
Response:	Under separate cover, the Company has supplementally provided the Staff with marked copies of the sources to support the statements that the Company is a “leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements.”
Selected Historical Financial Data, page 38
5.	Revise to include pro forma earning per share information (for the latest year and interim period) giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding 11 3/4% senior subordinated notes. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.
Response:	The Company notes the Staff’s comment and will make the requisite disclosure in a future amendment to the Registration Statement. The required pro forma earnings per share information will be a function of the price range and the number of shares sold in the offering, and it would be premature for the Company to make those determinations at this time.

Maryse Mills-Apenteng
February 5, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
Critical Accounting Estimates and Assumptions, page 45
Stock-based Compensation, page 48
6.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. Additionally, please revise to provide the following information in your disclosures.
•	The significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g., illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.
Response:	The Company will provide the requested disclosures at such time as it includes the price range in an amendment to the Registration Statement.
•	Similar disclosures should also be added as it relates to the change in the underlying fair value of your common stock from the June 2007 grant to the February 2009 vesting (the April 2, 2009 analysis).
Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 1.
•	Finally, tell us if the names and prices of publicly traded securities of comparable companies used in your valuation analysis and how they were used in calculating the fair value of underlying common stock for your stock options. Further, provide a discussion of the factors considered in selecting the comparable companies used in your valuations. Also, tell us whether the same comparable companies were used throughout your various valuations or to the extent that these companies changed, then please explain the reasons for such changes.
Response:	The following table shows a list of the names and prices of the publicly traded securities of comparable companies that were used in the Company’s valuation analysis to calculate the fair value of underlying common stock for its stock options:

Maryse Mills-Apenteng
February 5, 2010

	Valuation date
Comparable companies and	March 31,	March 31,	November	April 1,	November 30,
price per share	2007	2008	15, 2008	2009	2009
1 Advent Software, Inc.	34.87	44.94	20.58	33.31	38.43
2 Simcorp A/S	203.47	207.50	80.32	107.08	193.17
3 SEI Investment Co.	60.23	25.01	15.67	12.21	17.44
4 Jack Henry & Associates Inc.	24.05	23.53	17.71	16.32	22.86
5 CheckFree Corp.	37.09	(1)	(1)	(1)	(1)
6 FactSet Research Systems Inc.	62.85	52.64	38.18	49.99	71.85
7 MSCI Inc.	(2)	29.73	13.95	16.91	30.20
8 RiskMetrics Group, Inc.	(2)	21.60	13.22	14.29	14.81

(1)	CheckFree Corp. was acquired by Fiserv in August 2007.

(2)	MSCI Inc. and RiskMetrics Group, Inc. were added as comparable companies beginning March 31, 2008 as these companies have a similar software as a service business model similar to the Company's.
The Company has utilized this peer group in three ways in calculating the fair value of its common stock: first, in the determination of a weighted average cost of capital to discount the Company’s future cash flows in the income approach; second, in the determination of the applicable revenue multiple to utilize in the publicly traded guideline company method; and third, in the determination of the applicable EBITDA multiple to utilize in the publicly traded guideline company method.
The comparable companies were determined through searches of public companies with standard industrial classification codes similar to the Company’s, including an evaluation of industry similarity, financial risk, company size, geographic diversity, profitability and availability of financial data. The utilization of the peer companies has varied slightly over the different valuation periods as a result of financial data no longer being available (in the case of CheckFree Corp.) and the introduction of companies that began to fit the Company’s selection criteria (for example, RiskMetrics Group, Inc., which completed an initial public offering in January 2008).
Quantitative and Qualitative Disclosures about Market Risk, page 70
7.	You disclose that the company is exposed to foreign exchange rate risk but you do not appear to have provided the quantitative disclosure required by Item 305(a) of Regulation S-K for this risk. Please revise your disclosures accordingly or tell us why you believe such revision is not necessary. In this regard, we note that foreign currency translation gains and losses appear to be material to net income.

Maryse Mills-Apenteng
February 5, 2010

Response:	The Company advises the Staff that the foreign currency translation adjustments disclosed in the Company’s financial statements are the result of gains and losses on intercompany payables and receivables. In addition, as noted in the Registration Statement, both revenues and expenses for the Company’s foreign operations are denominated in their respective local currencies. Therefore, foreign currency revenues and costs are naturally aligned. As such, the Company respectfully submits that additional disclosure regarding foreign exchange rate risk is unnecessary.
Business, page 71
8.	We note that a significant percentage of your revenues are generated from software-enabled service arrangements that generally have terms of two to five years and contain monthly or quarterly fixed payments. Tell us what consideration you gave to disclosing the total contract value of all your non-cancellable software-enabled services contracts (i.e., backlog) pursuant to Item 101(c)(viii) of Regulation S-K.
Response:	The Company advises the Staff that individual customer contracts contain multiple billing terms, which include, for example, varying billable amounts for asset values under management, transaction processing volumes and complexity of individual asset classes. As a result, individual contract revenues will fluctuate between financial reporting periods and over the life of the contract. Accordingly, the Company believes that backlog of contracts at any given point-in-time would be difficult to accurately estimate and therefore is not a meaningful indicator of future revenue. As such, the Company respectfully submits that additional disclosure is unnecessary.
Proprietary Rights, page 93
9.	We note disclosure regarding your reliance on, among other things, patent laws to protect your proprietary technology. Please disclose the importance and duration of existing patents. See Item 101(c)(1)(iv) of Regulation S-K.
Response:	The Company advises the Staff that, as noted in the Registration Statement, patent law is only one element of the Company’s overall strategy to protect its proprietary technology. The Company primarily relies on trade secret, copyright and trademark law, nondisclosure agreements and other technical measures. Moreover, while there is some value to the Company’s existing patent portfolio, it is not critical to the business. Accordingly, the Company respectfully submits that a more detailed discussion of its patent portfolio is not material.

Maryse Mills-Apenteng
February 5, 2010

Management, page 95
10.	Please confirm that, if your registration statement is to be declared effective on or after February 28, 2010, you will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 34-61175. See also the Division of Corporation Finance’s Proxy Disclosure Enhancements Transition Question and Answer 4, available on our website.
Response:	The Company has revised the Registration Statement throughout the Management section, beginning on page 97 of Amendment No. 1, to provide the disclosure contemplated by SEC Release No. 34-61175.
Compensation Discussion and Analysis, page 98
11.	Please update your disclosure to include executive compensation information for the fiscal year ended December 31, 2009, your last fiscal year end. See Question 217.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. Ensure that you address any material changes in compensation policies and payments/awards between 2008 and 2009.
Response:	The Company has revised the Registration Statement throughout the Management section, beginning on page 97 of Amendment No. 1, to provide executive compensation information for the fiscal year ended December 31, 2009.
12.	We note that you have included executive compensation information for your principal executive and financial officers and two additional executive officers. We further note your statement on page 105 that you only have four executive officers. Although this is consistent with your disclosure pursuant to Item 401(b) of Regulation S-K, the executive profiles page of your website suggests that you may have additional executive officers. The term “executive officer,” includes, without limitation, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or person who performs a policy making function. Additionally, executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant. See Exchange Act Rule 3b-7, applicable through Instruction 2 to Item 402(a)(3) of Regulation S-K. Please explain why you have not provided executive compensation disclosure for a third executive officer, or amend your disclosure, as appropriate.

Maryse Mills-Apenteng
February 5, 2010

Response:	The Company notes the Staff’s comment regarding the Company’s named executive officers, in light of the definition of “Executive Officer” in Exchange Act Rule 3b-7.

The Company has a highly centralized management structure, in which its Chief Operating Officer, Chief Financial Officer, and General Counsel report directly to the Chief Executive Officer. None of the other officers identified on the Company’s website has a similar reporting relationship, reflecting the fact that such officer does not have ultimate responsibility for a principal business unit, division or function. These policy making decisions are made at the CEO, CFO and COO level. More specifically, none of the other officers identified on the Company’s website has any authority to (a) make hiring decisions on behalf of the Company, (b) make capital or budgetary decisions on behalf of the Company or (c) make ultimate determinations regarding strategic decisions of the Company, including with respect to portions of the Company’s business in which they are involved. Decisions regarding available resources, direction of development and initiatives for new development activities reside with the CEO and COO. We would further note that other officers identified on the Company’s website as “Senior Vice President and General Manager” and “divisional officer” do not have senior policy making roles at the Company. Another officer identified on the Company’s website as a “Vice President” is responsible for implementation and recommendation of development activities, rather than being responsible for their strategic formulation, oversight or funding.
13.	In updating your executive compensation disclosure, please ensure that you address more specifically how the varying levels of discretionary increases in base salary and bonus amounts to be disclosed in the summary compensation table were determined for each of the named executive officers. See Item 402(b)(1)(v) of Regulation S-K. A general listing of the variety of factors considered by the compensation committee does not appear to adequately explain on an individualized basis why salaries and cash bonuses were increased by the specific amounts indicated. In addition, because individual performance appears to be material in determining bonus awards, a discussion of the material elements of individual performance of each named executive officer appears to be warranted. See Item 402(b)(2)(vii) of Regulation S-K. Your disclosure should provide concise quantitative and qualitative disclosure that captures how you arrived at the specific compensation awarded under each specific component of compensation.

Maryse Mills-Apenteng
February 5, 2010

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 106 of Amendment No. 1. However, the Company notes that its compensation decisions are not formulaic or based on fixed, quantitative criteria. Rather, as the disclosure indicates, the compensation committee uses its subjective judgment and draws on the recommendations of the Company’s chief executive officer.
Condensed Consolidated Financial Statements of SS&C Technologies Holdings, Inc. (unaudited)
Note 8. Acquisitions, page F-10
14.	Please provide us with your analysis in determining that acquisitions completed in fiscal 2009 (i.e., Evare, LLC, MAXIMIS, and The NextRound, Inc.) were not significant acquisitions pursuant to Rule 3-05 of Regulation S-X.
Response:	The Company advises the Staff that the analysis presented below was used to conclude that the Company’s acquisitions since January 1, 2009 were not significant acquisitions pursuant to Rule 3-05 of Regulation S-X. Please note that in addition to the acquisitions highlighted above, we have also completed the acquisition of Tradeware Global Corp. (“Tradeware”), in December 2009, and Geller Investment Partnership Services (“Geller”), in February 2010. The Company has included all acquisitions in its summary below and have considered the acquisitions for significance both individually and in the aggregate.

Given that the lowest threshold requiring separate disclosure is the 20% level, and the aggregate test is applicable at the 50% level or higher, there was no requirement to include any financial statements of the businesses that were acquired during the evaluation period. For purposes of the aggregation test, the Company utilized the results of Geller for the year ended December 31, 2008 for consistency with the other acquisitions presented. For the Staff’s information, utilizing results of Geller for the year ended December 31, 2009 would not impact the resulting conclusion, either individually or in the aggregate.

	Date	Investment	Asset	Income test	Highest
Acquiree	acquired	test %	test %	%	significance %

Evare	3/20/2009	0%	0%	-5%	N/A
MAXIMIS	5/29/2009	1%	1%	15%	N/A
TheNextRound	11/19/2009	2%	1%	15%	N/A
Tradeware	12/31/2009	2%	1%	6%	N/A
Geller	2/3/2010	1%	0%	0%	N/A
Aggregate income		6%	3%	36%	40%

Aggregate losses		N/A	N/A	-5%	-5%

Maryse Mills-Apenteng
February 5, 2010

The percentages above were calculated based on the following information (in thousands):

		Income before
	Year ended	income taxes	Total assets

SS&C Technologies Holdings	12/31/2008	$25,947	$1,127,353

		Income (loss)
		before income		Assets
Acquiree	Year ended	taxes	Purchase price	acquired

Evare	12/31/2008	$(1,304)	$3,550	$3,067
MAXIMIS	12/31/2008	3,930	6,906	7,809
TheNextRound	12/31/2008	3,928	18,720	7,931
Tradeware	3/31/2009	1,482	21,969	8,787
Geller	12/31/2008	40	12,250	1,000
Aggregate income		$9,380	$63,395	$28,594

Aggregate losses		$(1,304)	N/A	N/A

Consolidated Financial Statements of SS&C Technologies Holdings, Inc.
Note 2. Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-25
15.	We note that the company’s cash and cash equivalents consist of short-term marketable securities with original maturities of three months or less. Tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.
Response:	The Company advises the Staff that the assets included within cash and cash equivalents consist of cash in business checking and savings accounts. The Company did not hold any cash equivalents as of September 30, 2009, December 31, 2008 or December 31, 2007. Therefore, there is no required disclosure provision related to paragraph 32 of SFAS 157.

Maryse Mills-Apenteng
February 5, 2010

The Company has revised the disclosure on page F-25 of the Registration Statement.
Schedule I — Condensed Financial Information of the Registrant SS&C Technologies Holdings, Inc.
Note 1. Background and Basis of Presentation, page F-54
16.	Your disclosure regarding the restrictions over Holdings’ ability to obtain funds from its direct and indirect subsidiaries through dividends, loans, or advances in Schedule I and throughout your filing is vague. Please amend to provide the disclosures required by Rule 4-08(e) of Regulation S-X (e.g., the nature of restrictions, the amount of restricted net assets, etc.).
Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and F-54 of Amendment No. 1.
Note 6. Debt and Derivative Instruments, page F-35
17.	The redemption price of your 11 3/4% senior subordinated notes due 2013 disclosed in your liquidity discussion differs from your disclosure in Note 6 (105.875% versus 101%). We believe you should revise your disclosures in Note 6 to more accurately describe the redemption rates to be consistent with the information on page 129.
Response:	The Company advises the Staff that the disclosure in Note 6, and throughout the Registration Statement, relating to a 101% redemption price refers to the requirement that SS&C make an offer to redeem all of the notes at a redemption price of 101% upon the occurrence of a change of control. On the other hand, the disclosure relating to a 105.875% redemption price refers to an optional redemption right of SS&C in accordance with the terms of the indenture governing the notes at that redemption price. Accordingly, the Company respectfully submits that additional disclosure is unnecessary.
Item 16. Exhibits and financial statement schedules, page II-4

Maryse Mills-Apenteng
February 5, 2010

18.	We note your discussion of a processing services agreement with Carlyle Investment Management, LLC on page 121 of your prospectus. You do not appear to have filed this agreement as an exhibit. Please provide us with your analysis as to how you determined that this agreement is not required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.
Response:	The Company respectfully submits that neither the processing services agreement with Carlyle Investment Management, L.L.C. (“CIM”) nor the fund administration services agreement with CIM and the trustee of the Carlyle Series Trust and its classes or sub-trusts (collectively, the “Funds”) needs to be filed as an exhibit to the Registration Statement. As disclosed in Amendment No. 1, between July 1, 2008 and September 30, 2009, CIM has paid an aggregate of $668,814 to the Company under the fund administration services agreement (representing 0.20% of the Company’s total revenues during the same time period). Between June 22, 2009 and September 30, 2009, the Funds have paid an aggregate of $40,000 to the Company under the processing services agreement (representing 0.06% of the Company’s total revenues for the quarter ended September 30, 2009). These amounts evidence the fact that each agreement is “immaterial in amount or significance” to the Company under to Item 601(b)(10)(ii) of Regulation S-K. Moreover, the Company has not filed any customer contract as an exhibit to the Registration Statement, consistent with its view that no customer contracts are material to the Company’s business. The Company further notes that the specific terms of the agreements are consistent with the Company’s normal commercial agreements for such services and the amounts in question are fully disclosed on page 126 the Registration Statement.
Item 17. Undertakings, page II-9
19.	We note that undertakings 3 and 4 pertain to a delayed or continuous offering in reliance on Securities Act Rule 415. In your response letter, please explain why you believe that Securities Act Rule 415 is applicable to the offering.
Response:	The Company advises the Staff that the Company included undertakings 3 and 4 in light of prior comments received by the Company’s counsel from the Staff in recent initial public offerings and other informal discussions with the Staff in connection with those offerings. The end result of these discussions was a direction that undertakings 3 and 4 be included in Registration Statements for initial public offerings. The Company’s counsel would be happy to share the details of those discussions if the Staff feels it would be productive. The Company would also be willing to remove both undertakings.

Maryse Mills-Apenteng
February 5, 2010

* * * * *
     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or James R. Burke or Justin L. Ochs of this firm at (617) 526-6062 and (202) 663-6303, respectively.
Sincerely,
/s/ John A. Burgess
John A. Burgess

cc:	Kathleen Collins, Esq. Melissa Feider, Esq. Evan S. Jacobson, Esq. James R. Burke, Esq. Justin L. Ochs, Esq.